SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

LOOKSMART, LTD.
(Name of Subject Company [Issuer])

PEEK Investments LLC	Platinum Partners Value Arbitrage Fund L.P.
[Offeror - Purchaser]	[Offeror - Prospective Investor]

Snowy August Fund I LP	Platinum Management (NY) LLC
[Offeror - Prospective Investor]	[Offeror - Sponsor]

Snowy August Management LLC	Mark Nordlicht
[Offeror - Manager and Sponsor]	[Offeror - Principal of Platinum Parties]

Michael Onghai	Uri Landesman
[Offeror - Principal of Snowy August Parties]	[Offeror - Principal of Platinum Parties]
(Names of Filing Persons)
[Status - Relationship to Purchaser]

Common Stock
(Title of Class of Securities)

543442503
(CUSIP Number of Class of Securities)

On behalf of each direct above-named Filing Person:	On behalf of each direct above-named Filing Person:

c/o Snowy August Management LLC	and	c/o Platinum Management (NY) LLC
122 West 26th Street, 5th Floor	152 West 57th Street, 4th Floor
New York, New York 10001	New York, New York 10019
(917) 397-7234	(212) 582-2222
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Fletcher Clark Johnston, Esq.
Securities Law Adviser Group
100 Crescent Court, Suite 700
Dallas, Texas 75201
(214) 808-3264

PEEK - Tender Offer Statement on Schedule TO - Amendment No. 3 - August 29, 2012

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$16,293,925	$1,867.28

	*	Estimated solely for purposes of calculating the filing fee and determined based on information in the Issuer's filings with the Commission, assuming the purchase of 16,293,925 shares of common stock, $0.001 par value per share, of the Issuer for $1.00 per share, net to the seller in cash, without interest or any withholding tax deduction, including: (a)(i) 17,293,237 shares (reported in the Definitive Proxy Statement filed June 4, 2012 by the Issuer with the Commission to be) outstanding as of May 16, 2012 less (ii) 2,591,312 shares owned by the Filing Persons and their affiliates as of July 16, 2012; and (b) 1,592,000 shares (reported in the Form 10-Q filed May 4, 2012 by the Issuer with the Commission to be) issuable pursuant to options outstanding and exercisable (whether or not in-the-money) as of March 31, 2012.

	**	Calculated pursuant to Rule 0-11, Section 14(g) of the Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012 issued September 29, 2011 by the Commission, as applicable, at a fee rate of $114.60 per million dollars of the aggregate amount of cash or value of securities or other property proposed to be offered, reduced in an amount equal to any fee previously paid in connection with or otherwise with respect to the proposed transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid:	$1,867.28
		Form or Registration No.:	Schedule TO (File No. 005-56707)
		Filing Party(ies):	PEEK Investments LLC; Snowy August Fund I LP; Snowy August Management LLC; Michael Onghai; Platinum Partners Value Arbitrage Fund L.P.; Platinum Management (NY) LLC; Mark Nordlicht; and Uri Landesman
		Date Filed:	July 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

	☒	third-party tender offer subject to Rule 14d-l .
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

1

PEEK - Tender Offer Statement on Schedule TO - Amendment No. 3 - August 29, 2012

Introduction to Amendment No. 3

This Amendment is jointly filed by and on behalf of the following persons: (a) PEEK Investments LLC, a Delaware limited liability company ("Purchaser"); (b) Snowy August Fund I LP, a Delaware limited partnership; (c) Snowy August Management LLC, a Delaware limited liability company; (d) Michael Onghai, a United States citizen; (e) Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership; (f) Platinum Management (NY) LLC, a Delaware limited liability company; (g) Mark Nordlicht, a United States citizen; and (h) Uri Landesman, a United States citizen.

This Amendment reflects changes to or in the information in the Schedule TO ("Initial Schedule TO") and related tender offer materials filed July 20, 2012 by the filing persons with the Commission (together with the Initial Schedule TO, "Initial Tender Offer Materials") or includes additional tender offer material as an exhibit thereto or otherwise amends and supplements the Initial Tender Offer Materials (as amended or supplemented hereby or otherwise, the "Schedule TO" and "Tender Offer Materials," as applicable).

The Schedule TO relates to the third-party tender offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share, of LOOKSMART, LTD., a Delaware corporation ("LookSmart" or the "Company"), for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase included as Exhibit (a)(1)(i) hereto and the Letter of Transmittal included as Exhibit (a)(1)(ii) hereto (which, collectively, as amended or supplemented, constitute the "Offer").

Although the Offer is being made by Purchaser, this Amendment is jointly filed by and on behalf the other filing persons together with Purchaser, and the other filing persons are named herein, as bidders and offerors for all purposes of the Offer.

Each capitalized and other term used and not otherwise defined herein shall have the meaning assigned to such term in the Tender Offer Materials. Except as otherwise provided hereby, the Tender Offer Materials remain unchanged.

Amendments and Supplements to Schedule TO

Item 11. Additional Information.

Item 11(b) of the Schedule TO is hereby amended and supplemented as follows:

"On August 29, 2012,Snowy August Management LLC issued a press release, a copy of which is included as Exhibit (a)(5)(iv) hereto and hereby incorporated herein by reference."

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

"The information in the Exhibit Index hereto is hereby incorporated herein by reference."

Remainder of Page Intentionally Left Blank. Signature Page(s) to Follow.

2

PEEK - Tender Offer Statement on Schedule TO - Amendment No. 3 - August 29, 2012

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEEK Investments LLC

Date: August 29, 2012	By: /s/ Michael Onghai
Name: Michael Onghai
Title: President

Snowy August Fund I LP

Date: August 29, 2012	By: /s/ Michael Onghai
Name: Michael Onghai
Title: President

Snowy August Management LLC

Date: August 29, 2012	By: /s/ Michael Onghai
Name: Michael Onghai
Title: President

Michael Onghai

Date: August 29, 2012	By: /s/ Michael Onghai
Name: Michael Onghai

Platinum Partners Value Arbitrage Fund L.P.

Date: August 29, 2012	By: /s/ Oliver Jimenez
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Management (NY) LLC

Date: August 29, 2012	By: /s/ Oliver Jimenez
Name: Oliver Jimenez
Title: Chief Compliance Officer

Mark Nordlicht

Date: August 29, 2012	By: /s/ Mark Nordlicht
Name: Mark Nordlicht

Uri Landesman

Date: August 29, 2012	By: /s/ Uri Landesman
Name: Uri Landesman

Remainder of Page Intentionally Left Blank. Exhibit Index to Follow.

3

PEEK - Tender Offer Statement on Schedule TO - Amendment No. 3 - August 29, 2012

Exhibit Index

Reference	Description
(a)(1)(i)	Offer to Purchase dated July 16, 2012 (1)(2)
(a)(1)(ii)	Form of Letter of Transmittal (including Taxpayer Guidelines) (1)(3)
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (1)(4)
(a)(1)(iv)	Form of Letter to Nominee (1)(5)
(a)(1)(v)	Form of Letter to Client (1)(6)
(a)(1)(vi)	Form of Summary Advertisement (1)(7)
(a)(5)(i)	Press Release issued June 29, 2012 by Purchaser (1)(8)
(a)(5)(ii)	Press Release issued August 13, 2012 by Purchaser (1)(9)
(a)(5)(iii)	Press Release issued August 27, 2012 by Purchaser (1)(10)
(a)(5)(iv)	Press Release issued August 29, 2012 by Snowy August Management LLC*
(b)	Not Applicable
(d)(i)	Sponsorship Agreement dated July 16, 2012 among Purchaser and each other party thereto (1)(11)
(d)(ii)	Equity Commitment Letter dated July 16, 2012 of Platinum Partners Value Arbitrage Fund L.P. (1)(12)
(d)(iii)	Equity Commitment Letter dated July 16, 2012 of Snowy August Fund I LP (1)(13)
(g)	Not Applicable
(h)	Not Applicable

*	Filed herewith.
(1)	Incorporated herein by reference to:
(2)	Exhibit (a)(1)(i) to Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(3)	Exhibit (a)(1)(ii) to Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(4)	Exhibit (a)(1)(iii) to Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(5)	Exhibit (a)(1)(iv) to Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(6)	Exhibit (a)(1)(v) to Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(7)	Exhibit (a)(1)(vi) to Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(8)	Exhibit (a)(5)(i) to Schedule TO filed June 29, 2012 by the Filing Persons with the SEC.
(9)	Exhibit (a)(5)(ii) to Schedule TO/A-1 filed August 14, 2012 by the Filing Persons with the SEC.
(10)	Exhibit (a)(5)(iii) to Schedule TO/A-2 filed August 27, 2012 by the Filing Persons with the SEC.
(11)	Exhibit (d)(i) to Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(12)	Exhibit (d)(ii) to Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(13)	Exhibit (d)(iii) to Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.

Remainder of Page Intentionally Left Blank.

4